Exhibit 99.1

FEMSA enters the Jan-San and Specialized Distribution Industry in the United States

Monterrey, Mexico, March 9, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that it has entered into definitive agreements with the shareholders of WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”) to form a new platform within the Jan-San, Packaging and Specialized distribution industry in the United States. The platform will bring together two market leaders in this field: WAXIE And North American, with FEMSA acquiring a majority controlling interest in the combined company. Current shareholders of WAXIE and North American will remain investors. Each company will maintain their current management teams, with Charles Wax of WAXIE and John Miller of North American, members of the founding families of their respective companies and current CEOs, now serving as co-CEOs of the new enterprise. FEMSA’s investment in this venture is US$900 million.

About WAXIE and North American

Founded 75 and 100 years ago respectively and family-owned and managed, WAXIE and North American are leading distributors of consumables in the janitorial, sanitary supply and packaging industry, with complementary market footprints and combined annual revenues of more than US$900 million. Together they will have significant scale, operating a network of 26 distribution centers across the country and serving more than 27,000 customers in various industries such as building service contractors, education, government, retail and hospitality. WAXIE is headquartered in San Diego, California, and North American is headquartered in Chicago, Illinois.

Transaction Rationale

This transaction is consistent with FEMSA’s capability set and fits well with our strategic intent of investing in adjacent businesses that can leverage those capabilities across different markets, while providing an opportunity for attractive growth and risk-adjusted returns. FEMSA has developed expertise in the organization and management of supply chains and distribution systems, serving very large numbers of business and retail customers through millions of interactions, in different industries.

The transaction is subject to customary regulatory approvals and is expected to close during the first semester of 2020.

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

March 9, 2020	1